Orion Biotech Opportunities Corp.

645 Fifth Avenue, 21st Floor
New York, New York 10022

May 10, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Orion Biotech Opportunities Corp. Registration Statement on Form S-1 File No. 333-253548

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Orion Biotech Opportunities Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on May 12, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Debbie P. Yee, P.C., of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3630 or Enoch Varner, also of Kirkland & Ellis LLP, at (713) 836-3377, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Mark Kayal
Mark Kayal
Chief Financial Officer